Mail Room 4561

								March 1, 2006

Jeffrey H. Margolis
Chief Executive Officer
The TriZetto Group, Inc.
567 San Nicholas Drive, Suite 360
Newport Beach, California, 92660

	Re:   	The TriZetto Group, Inc.
		Registration Statement on Forms S-3/A and S-3
		Filed on February 7 and 14, 2006
		File Nos. 333-130585 and 333-131826

Dear Mr. Margolis:

      We have limited our review of the above-referenced Form S-3 registration statements of the TriZetto Group, Inc. and have the following comment, which relates to both of the above-cited registration statements.

General
1. Please be advised that all of the information required by Form
10-
K, including the Part III information, must be filed before the registration statement can be declared effective. Please refer to telephone interpretation H.6 of our July 1997 Manual of Publicly Available Telephone Interpretations, which is publicly available on our website.

      As appropriate, please amend your filings in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* 	  should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* 	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct all questions to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to Anne Nguyen, Special Counsel at 202-
551-3611. If you still require further assistance, please contact the undersigned at 202-551-3730.

								Sincerely,



      			Barbara C. Jacobs
      			Assistant Director

cc:  	Via facsimile:  949-725-4100
      Christopher D. Ivey, Esq.
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Jeffrey H. Margolis
The TriZetto Group, Inc.
March 1, 2006
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